Exhibit 99.1

Codere Online Reports Financial Results for the

Third Quarter Ended September 30, 2021

●	Total net gaming revenue was €20.2 mm in the quarter and €61.9 mm in the year to date period.

●	Mexico net gaming revenue was €7.1mm, an increase of 26% versus €5.6mm in Q3 2020.

●	Total net gaming revenue outlook for 2021 of between €81 mm and €86 mm maintained.

●	Spanish gaming regulator has granted the Company’s request for a 10-year extension (through May 31, 2032) of our two general online gaming licenses in Spain (sports betting and other games).

●	Company expects the business combination will be completed during the week following the special meeting of DD3’s stockholders, which is scheduled to take place on November 18, 2021.

Madrid, Spain and Mexico City, Mexico, November 10, 2021 – Codere Online1 (which upon consummation of the business combination expects to apply to list its ordinary shares and warrants on Nasdaq under the symbols “CDRO” and “ CDROW,” respectively, the “Company”) has released its financial results for the quarter ended September 30, 2021.

In June 2021, Codere Online entered into a definitive business combination agreement with DD3 Acquisition Corp. II (Nasdaq: DDMX, “DD3”), a publicly-traded special purpose acquisition company, that upon consummation will result in Codere Online becoming a public company.

Below are the main financial and operating metrics of the period.

1 Codere Online refers to, collectively, Codere Online Luxembourg, S.A., Servicios de Juego Online, S.A.U. and their respective subsidiaries which will form part of the group whose parent will be Codere Online Luxembourg, S.A. upon consummation of the business combination with DD3.

2 Active defined as having placed a real money bet (i.e. excludes free bets) in the period.

Moshe Edree, Managing Director1 of Codere Online, stated, “Our third quarter results reflect the strong revenue trends in Mexico, with a 26% year-on-year increase in our total net gaming revenue. This performance was partially offset by a decline in net gaming revenue in Spain due to the changes in regulation that came into effect starting in May, with Q3 2021 being the first full quarter of operations in which the ability to offer player bonuses and other marketing activities has been curtailed. However, we are adapting well to these restrictions and believe that there continues to be opportunity to grow our market share in Spain, as we have since the onset of these restrictions, which put operators that can leverage a retail footprint at a competitive advantage.”

Mr. Edree stated further: “In addition to the Rayados (Mexico) and River Plate (Argentina) sponsorships that we announced in July, we have recently announced a further 5 year extension (through the 2025-26 season) of our agreement with Real Madrid. This agreement will now cover over twenty countries throughout Latin America which we believe will boost our expansion in the region in furtherance of our ambitious growth targets.”

Oscar Iglesias, Chief Financial Officer2, stated “Despite the anticipated regulatory headwinds in Spain, we continue to be excited about the market and have recently been granted a 10-year extension (through May 31, 2032) of our two general online gaming licenses (sports betting and other games), which were otherwise schedule to expire on June 1, 2022. More generally, the business continues to perform in line with our expectations and we are on track to meet our net gaming revenue outlook for 2021 of €81 to €86 mm.3”

Mr. Iglesias further added: “We have made significant progress on the business combination with DD3, which we expect will be approved in its upcoming shareholder meeting on November 18, 2021. We are looking forward to closing the transaction and having the funding needed to execute our marketing plan and to delivering what we expect to be significant growth in this business over the coming years.”

Recent Developments

Earlier today, the Codere Group announced in its Q3 2021 earnings release (available here) that it has become aware that certain of its shareholders have filed a criminal complaint with a Spanish court related to the Codere Group. Codere Online has not been notified whether the complaint has been accepted by the court or seen a copy of such complaint, but it may include allegations related to Codere Online. As Codere Online has not received a copy of the complaint, it is unable to determine what actions, if any, it will take in response to such complaint (if accepted by the court) or predict what impact, if any, the complaint will have on it.

Reconciliation between Accounting Revenue and Net Gaming Revenue

1 Currently provides services to Codere Online as a non-employee independent contractor.

2 Upon consummation of the business combination; currently serves as the Head of Corporate Development for Codere Group.

3 Equivalent to between $96 mm and $102 mm (i.e. $99 mm midpoint). US dollar amounts calculated based on actual / estimated (as per internal forecasts as at October 18, 2021) average monthly euro/US dollar exchange rates. See “Forward-Looking Statements” below for important information on the limitations and assumptions underlying these projections.

4 Accounting adjustments primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia and our ‘.com’ business, along with VAT impact from entry fees in Mexico.

About Codere Online

Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia and Panama and expects to start operating in the City of Buenos Aires (Argentina) in late 2021. Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region.

About Codere Group

Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

About DD3 Acquisition Corp. II

DD3 was formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. DD3’s efforts to identify a prospective target business are not limited to a particular industry or geographic region. Learn more at https://www.dd3.mx/en/spac.

Note on Rounding. Due to decimal rounding, numbers presented throughout this report may not add up precisely to the totals and subtotals provided, and percentages may not precisely reflect the absolute figures.

Additional Information about the Business Combination and Where to Find It

Codere Online Luxembourg, S.A. (“Holdco”), Servicios de Juego Online, S.A.U. (together with its consolidated subsidiaries upon consummation of the Proposed Business Combination, “Codere Online”), DD3 Acquisition Corp. II (“DD3”) and the other parties thereto have entered into a business combination agreement (the “Business Combination Agreement”) that provides for DD3 and Codere Online to become wholly-owned subsidiaries of Holdco (the “Proposed Business Combination”). In connection with the Proposed Business Combination, a registration statement on Form F-4 (as amended, the “Form F-4”) has been filed by Holdco with the U.S. Securities and Exchange Commission (“SEC”) that includes a proxy statement relating to DD3’s solicitation of proxies from DD3’s stockholders in connection with the Proposed Business Combination and other matters described in the Form F-4, as well as a prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The definitive proxy statement/prospectus is being mailed to holders of record of DD3 common stock at the close of business on October 14, 2021, the record date established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge at the SEC’s website at www.sec.gov, or by directing a request to Codere Online Luxembourg, S.A., 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

Use of Non-GAAP Financial Measures. This report includes certain financial measures not presented in accordance with IFRS, including, but not limited to, net gaming revenue and certain ratios and other metrics derived therefrom. Non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing Codere Online’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to revenue or other measures of profitability, liquidity or performance under IFRS. Please refer to the table above for a reconciliation of these measures to what Codere Online believes are the most directly comparable measure evaluated in accordance with IFRS. For further information on the limitations and assumptions underlying these measures, please refer to the Form F-4.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including any statements as to Holdco’s, Codere Online’s, DD3’s or the combined company’s future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches or the consummation of the Proposed Business Combination, potential benefits of the Proposed Business Combination and PIPE investments, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Holdco’s, Codere Online’s, DD3’s and the combined company’s actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “likely,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Holdco’s, Codere Online’s and DD3’s expectations with respect to the timing of the completion of the Proposed Business Combination. For further information on the limitations and assumptions underlying the forward-looking statements and projections contained herein, please refer to the Form F-4.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Holdco’s, Codere Online’s and DD3’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Holdco, Codere Online and/or DD3 following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD3’s stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close; (5) the impact of COVID-19 on Codere Online’s business and/or the ability of the parties to complete the Proposed Business Combination; (6) the inability to obtain and/or maintain the listing of Holdco’s ordinary shares or warrants on NASDAQ following the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online and the combined company to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Business Combination; (10) changes in applicable laws or regulations; (11) the amount of redemptions by DD3’s stockholders in connection with the Proposed Business Combination; and (12) the possibility that Holdco, Codere Online or DD3 may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in DD3’s most recent filings with the SEC, the Form F-4 and the definitive proxy statement/prospectus to be mailed to DD3’s stockholders in connection with the Proposed Business Combination. All subsequent written and oral forward-looking statements concerning Holdco, DD3, Codere Online, the combined company, the Proposed Business Combination or other matters and attributable to Holdco, Codere Online or DD3 or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Holdco, Codere Online and DD3 expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This press release is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

Holdco, Codere Online and DD3 and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination. Information regarding the names, affiliations and interests of DD3’s directors and executive officers is set forth in the final prospectus for DD3’s initial public offering filed with the SEC on December 10, 2020, as well as in other documents DD3 has filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD3’s stockholders in connection with the Proposed Business Combination is set forth in the Form F-4. Information concerning the interests of Holdco’s, Codere Online’s and DD3’s participants in the solicitation, which may, in some cases, be different than those of Holdco’s, Codere Online’s and DD3’s equity holders generally, is also set forth in the Form F-4. Shareholders, potential investors and other interested persons should read carefully the Form F-4 and the definitive proxy statement/prospectus before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts:

Investors

Ryan Lawrence, ICR, Ryan.Lawrence@icrinc.com, 332-242-4321

Guillermo Lancha, Codere, Guillermo.Lancha@codere.com, (+34)-628-928-152

Media

Brian Ruby, ICR, Brian.Ruby@icrinc.com, 203-682-8268

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